March 10, 2011

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0407

Re:      Kratos Defense & Security Solutions, Inc.
           Form 10-K for Fiscal Year ended December 27, 2009 Filed March 11, 2010, Definitive Proxy Statement Filed April 1, 2010, and Form 10-Q for Fiscal Quarter ended September 26, 2010

           File No. 0-27231

Dear Mr. Spirgel,

In response to the Staff’s correspondence dated February 25, 2011, we have prepared responses to each of the comments included in the Staff’s letter.  We have included below each of the Staff’s original comments and the Company’s written response.

Part III Incorporated by Reference from Definitive Proxy Statement
Executive Compensation, page 29

1.           We note your response to comment 2 from our letter dated January 21, 2011 and your statement that disclosure of specific financial targets at the operating unit level might cause competitive harm.  We note, however, reference to business segment goals on page 34. Confirm in your response that you will disclose financial targets at the operating segment level and disclose how difficult it would be to achieve any undisclosed financial targets at the operating unit level.

Company Response:

The Company confirms that we will provide the requested information in our future filings.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me at (858)812-7321.

Sincerely,

Deanna H. Lund
Chief Financial Officer

Enclosures
Cc:   Grant Thornton – Don Williams
Cc:   Paul, Hastings, Janofsky, & Walker, LLP – Deyan Spiridonov